SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b) UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 6)

UNITED RENTALS, INC.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of class of securities)

911363  10  9

(CUSIP number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

Continued on Following Pages (Page 1 of 5 Pages)

CUSIP NO. 911363 10 9	13G	Page 2 of 5 pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bradley S. Jacobs

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

(FOR QUESTIONS 5-8, REPORT THE NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:)	5. SOLE VOTING POWER 9,652,955 6. SHARED VOTING POWER 0 7. SOLE DISPOSITIVE POWER 9,652,955 8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,652,955

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.37%

12.	TYPE OF REPORTING PERSON* IN

CUSIP NO. 911363 10 9	13G	Page 3 of 5 pages

Item 1(a).	Name of Issuer:

United Rentals, Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Five Greenwich Office Park, Greenwich, Connecticut 06830

Item 2(a).	Name of Person Filing:

Bradley S. Jacobs

Item 2(b).	Address of Principal Business Office or, if None, Residence:

c/o United Rentals, Inc., Five Greenwich Office Park, Greenwich, Connecticut 06830

Item 2(c).	Citizenship:

United States of America

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

911363 10 9

Item 3.	Identification of Persons filing pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable

Item 4.	Ownership

(a)    Amount Beneficially Owned:

Bradley S. Jacobs beneficially owns (as of December 31, 2003) an aggregate of 9,652,955 shares of Common Stock. These shares are comprised of (i) 1,911,281 outstanding shares held by Mr. Jacobs or by limited liability companies which he controls, (ii) 5,000,000 shares that may be acquired pursuant to currently exercisable warrants held by Mr. Jacobs or by limited liability companies which he controls, (iii) 2,650,000 shares that may be acquired pursuant to currently exercisable options held by Mr. Jacobs and (iv) 91,674 shares that may be acquired upon conversion of 6½% convertible quarterly income preferred securities (Convertible QUIPS) issued by a subsidiary trust of the Company and owned by limited liability companies which Mr. Jacobs controls.

(b)    Percent of Class

11.37%

CUSIP NO. 911363 10 9	13G	Page 4 of 5 pages

(c)    Number of shares as to which such person has:

(i)    Sole power to vote or to direct the vote:

9,652,955

(ii)    Shared power to vote or to direct the vote:

0

(iii)    Sole power to dispose or to direct the disposition of:

9,652,955

(iv)    Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certifications:

Not applicable.

CUSIP NO. 911363 10 9	13G	Page 5 of 5 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 30, 2004

/S/ BRADLEY S. JACOBS

Bradley S. Jacobs

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